July 25, 2017

VIA EDGAR

Ms. Stephanie L. Sullivan
Senior Technical and Policy Advisor
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, D.C.  20549

RE: Capital Bank Financial Corp
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2017
Filed May 1, 2017
Form 8-K
File April 21, 2017
File No. 001-35655

Dear Ms. Sullivan:

This letter is a clarification to our previous responses submitted to the Staff of the Securities and Exchange Commission (the “Staff”) in a letter dated June 12, 2017, concerning Capital Bank Financial Corp.’s (the “Company”, “we”) Form 10-K for the fiscal period ended December 31, 2016, filed February 27, 2017; Form 10-Q for the quarterly period ended March 31, 2017, filed May 1, 2017; and Form 8-K filed April 21, 2017.

For ease of reference, we have repeated the Staff's comment below, followed by the corresponding response of the Company.

Form 10-K for the period ended December 31, 2016

Item 8: Financial Statements and Supplementary Data, page 93

Note 5: Loans, page 122

4.
Comment: We note your disclosure of the nonaccretable difference as of December 31, 2016, 2015, and 2014 on page 123. Please provide us with a rollforward of the balance for each period as it is unclear how some of the changes in activity have been reflected in the ending balance. For example, we note that as of December 31, 2014, the nonaccretable difference was $204.0 million, but as of December 31, 2015, the ending balance was $138.7 million which appears unusual given no additional acquisition activity during 2015 and a $91.9 million reclassification to the accretable yield during 2015.

Supplemental Response:

To provide further clarification on our previous response, the change in nonaccretable difference between reporting periods will primarily be due to decreases of nonaccretable difference due to pool exit events (i.e. payoff or chargeoff), changes in credit expectations, and acquisitions of purchase credit impaired portfolios.  A deminimus amount of the change in nonaccretable difference would be due to short term extensions on workout loans where the contractual interest cash flows would increase and the Company does not forecast those additional cash flows to be collected.

If you have any questions or need any additional information, you may contact me at (704) 554-5901.

Sincerely,
/s/ Christopher G. Marshall
Christopher G. Marshall Chief Financial Officer